FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           October 13, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	13 th October 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about October 9, 2003

Item 3. Press Release

October 9, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

New Directors appointed to Indo-Pacific Board

Wellington, New Zealand – October 9, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces the appointment of Mr David Newman and Mr Peter Tapper to the Company’s Board.

In other news, the Company reports that the agreements previously advised for the sale of the Company’s assets in PMP38148 and for the settlement of all claims, have now been settled.

Bad weather has delayed the South Pacific drilling rig’s move on to the previously announced Bluff-1 wellsite in PEP 38746 (INDOF 25%); but this is now underway, and the well is expected to commence in the next few days.

Item 5. Full Description of Material Change

New Directors appointed to Indo-Pacific Board

Wellington, New Zealand – October 9, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces the appointment of Mr David Newman and Mr Peter Tapper to the Company’s Board.

Mr David Newman is taking up the position of Chairman, held since mid year by Mr Bernhard Zinkhofer, who continues as a director. Mr Newman enjoyed a 22 year career with British Petroleum, culminating in four years as CEO and Managing Director of BP New Zealand Ltd. He is presently a director of several prominent New Zealand companies, and also serves as Chief Executive Officer of the Institute of Directors of New Zealand.

Mr Tapper is a professional engineer, having 34 years with Royal Dutch Shell. During that time he held a number of senior management positions, including that of Executive General Manager of Woodside Offshore Petroleum, the operator of the North-West Shelf Project, a joint venture between Shell, BP, Chevron and other major companies. This Project resulted in the first development of the huge gas reserves off Australia’s northwest shelf and the construction of world scale LNG export facilities.

To accommodate these appointments, Dr David Bennett is stepping down at present as a director, although he will continue as Chief Executive Officer and will be nominated for election to the Board at the next Annual General Meeting. Dr Bennett commented “We are delighted to have secured the involvement as directors for Indo Pacific of such calibre as Mr Newman and Mr Tapper. Their skills, contacts and experience will be invaluable to the Company as it embarks on a new phase of exploration focussed on rebuilding New Zealand’s oil and gas reserves”.

In other news, the Company reports that the agreements previously advised for the sale of the Company’s assets in PMP38148 and for the settlement of all claims, have now been settled.

Bad weather has delayed the South Pacific drilling rig’s move on to the previously announced Bluff-1 wellsite in PEP 38746 (INDOF 25%); but this is now underway, and the well is expected to commence in the next few days.

In PEP 38718 (INDOF 10%) the Tuihu-1A well, with Swift Energy as operator, is making slow progress in difficult drilling conditions at a depth of 4695 m (15,404 feet). Some oil indications have been observed, but their significance cannot yet be evaluated.

Production testing of the Cheal-1 well is expected to commence on or around October 20.

Dr Bennett confirmed “ the Company is well funded for its immediate activities, and looks forward to announcing new drilling projects in the near future”.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

October 9, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

New Directors appointed to Indo-Pacific Board

Wellington, New Zealand – October 9, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces the appointment of Mr David Newman and Mr Peter Tapper to the Company’s Board.

Mr David Newman is taking up the position of Chairman, held since mid year by Mr Bernhard Zinkhofer, who continues as a director. Mr Newman enjoyed a 22 year career with British Petroleum, culminating in four years as CEO and Managing Director of BP New Zealand Ltd. He is presently a director of several prominent New Zealand companies, and also serves as Chief Executive Officer of the Institute of Directors of New Zealand.

Mr Tapper is a professional engineer, having 34 years with Royal Dutch Shell. During that time he held a number of senior management positions, including that of Executive General Manager of Woodside Offshore Petroleum, the operator of the North-West Shelf Project, a joint venture between Shell, BP, Chevron and other major companies. This Project resulted in the first development of the huge gas reserves off Australia’s northwest shelf and the construction of world scale LNG export facilities.

To accommodate these appointments, Dr David Bennett is stepping down at present as a director, although he will continue as Chief Executive Officer and will be nominated for election to the Board at the next Annual General Meeting. Dr Bennett commented “We are delighted to have secured the involvement as directors for Indo Pacific of such calibre as Mr Newman and Mr Tapper. Their skills, contacts and experience will be invaluable to the Company as it embarks on a new phase of exploration focussed on rebuilding New Zealand’s oil and gas reserves”.

In other news, the Company reports that the agreements previously advised for the sale of the Company’s assets in PMP38148 and for the settlement of all claims, have now been settled.

Bad weather has delayed the South Pacific drilling rig’s move on to the previously announced Bluff-1 wellsite in PEP 38746 (INDOF 25%); but this is now underway, and the well is expected to commence in the next few days.

In PEP 38718 (INDOF 10%) the Tuihu-1A well, with Swift Energy as operator, is making slow progress in difficult drilling conditions at a depth of 4695 m (15,404 feet). Some oil indications have been observed, but their significance cannot yet be evaluated.

Production testing of the Cheal-1 well is expected to commence on or around October 20.

Dr Bennett confirmed “ the Company is well funded for its immediate activities, and looks forward to announcing new drilling projects in the near future”.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1800 3043631 or +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.co.nz

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.